     Exhibit 4.13
[English Translation]

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (the “Agreement”) is made and entered into by and between Gameon Co., Ltd (“Gameon”) and Webzen Inc. (“Webzen”), in connection with Webzen’s subscription of shares to be issued by Gameon.

Article 1.    Issuance and Subscription of Shares

Gameon shall issue four hundred (400) shares of its common stock (the “Shares”) in the way of allotment of shares to the third party in accordance with guideline for the issuance of new shares as attached hereto as Exhibit 1 and Webzen shall subscribe for the Shares for JPY 48,000,000 (JPY 120,000 per share).

Article 2.    Payment Procedure

1.	The payment for the Shares shall be made by December 25, 2003.

2.	Webzen shall deposit the total amount of the issue price for the Shares at the special account opened with AKASAKAMITSUKE branch of MIZUHO Bank as designated by Gameon.

Article 3.  Representations and Warranties of Gameon

Gameon represents and warrants the followings:

1.	Gameon is a company duly organized, validly existing, authorized to exercise all the powers, rights, and privileges under the laws of Japan.

2.	Gameon shall take all corporate actions including resolution of the board of directors and resolutions of the shareholders as required in the commercial act or its articles of incorporation necessary for the execution of, and performance of all obligations under, this Agreement, and issuance of the Shares.

3.	Gameon has no legal action, other proceedings, or actions by administrative and tax authorities or other actions pending that would result in adverse effect upon management, financial conditions, financial results, credit status of Gameon.

4.	As of the date of the execution of this Agreement, all properties and assets of Gameon are not subject to any mortgage, pledge, transfer security and other security interest, conditional sales agreement, or other restrictions.

Article 4.    Report Obligations

During the period commencing at the date of execution of this Agreement and ending at the date of issuance of the Shares, Gameon shall give Webzen a written notice when any event occurs or discovered contrary to the provisions of Article 3 above or material changes occurs in its assets, properties or businesses, regardless of demand thereof from Webzen.

Article 5.    Confidentiality

Gameon and Webzen shall keep confidential the subscription of the Shares, the contents of this Agreement, and any proprietary information such as information about the customers, planning or know-hows of the other party obtained in connection with this Agreement (“Confidential Information”), as its own Confidential Information and will not disclose or divulge to any third parties without the prior written consent of the other party.

Article 6.    Termination

Webzen may terminate this Agreement immediately without a notice or request, when any of the followings occurs to Gameon:

1)	The transaction with banks is suspended due to dishonor of its notes or checks;

2)	Gameon, its creditor, or any third party files for bankruptcy, corporate reorganization, special liquidation, or any other similar proceeding against Gameon;

3)	Gameon conducts or has conducted a merger, corporate division, share exchange, share transfer, transfer of all or part of its business without the prior written consent of Webzen; and

4)	Any event occurs contrary to the provisions in Article 3 or one or more of the provisions of Article 3 are found untrue or false.

Article 7.    Conditions Precedent to Payment

Webzen’s obligations to pay for the Shares shall be subject to the following conditions unless Webzen waives such conditions in writing:

1)	Representations and warranties provided in Article 3 and all documentations and information provided to Webzen in connection with the execution of this Agreement are accurate, true and not-misleading as of the date of the payment.

2)	During the period commencing at the execution of this Agreement and ending at the date of the payment, there are no material changes having a material adverse effect upon management, financial status, financial results, and credit status of Gameon or shareholders who manage Gameon.

Article 8.    Preemptive Right

Webzen shall have preemptive rights to subscribe, in proportion to its shareholding (provided that the shareholding is calculated by excluding treasury shares of Gameon but including potential shares of Gameon), for any additional shares, share subscription rights, bonds with share subscription rights, convertible bonds, bonds with warrants, and other securities or rights to convert to, exchange with or acquire the relevant shares of Gameon (the “New Shares, etc”), when Gaemon decided to issue or grant the New Shares, etc. Provided that Webzen may determine, at its discretion, whether to subscribe or pay for the New Shares.

Article 9.    Inspection and Audit

1.	Webzen may demand Gameon to submit report or documents, request answers to its inquiry, relating to the business or property of Gameon, when Webzen determines such is necessary in order to secure its rights under this Agreement or in connection with its holding of the shares of Gameon.

2.	Webzen may, or may cause its accountants or other representatives to, inspect, copy or examine the books, records or facilities of Gameon upon visits to Gameon’s principal office or other offices with a prior notice. Gameon shall cooperate with Webzen in such inspection, copy or examination.

Article 10.    Transfer of Shares by Webzen

Webzen may transfer, at its discretion, all or part of the Shares or other shares of Gameon that it acquires in the future in accordance with relevant laws or the articles of incorporation of Gameon.

Article 11.    Right to Request to Purchase the Shares

1.	Webzen shall be entitled to request Gameon to purchase all or part of shares of Gameon that it holds with a written notice when any of the following events occurs and Gameon shall purchase the shares within sixty (60) days from the receipt of such notice in the way directed by Webzen. Provided that Gameon may cause a third party it designates to purchase such shares:

	1)	Gameon breaches any provision of this Agreement and fails to rectify such breach within thirty (30) days from the receipt of notice thereof.

	2)	Gameon is not listed in the stock exchange market when it is qualified in terms of financial status and results of business.

2.	When Webzen requests Gameon to purchase the shares in accordance with paragraph 1 above, the purchase price per share shall be the net asset value per share based on the most recently audited financial statement of Gameon.

Article 12.    Expiration

This Agreement expires when any of the following events occurs:

1)	The parties hereto agree to terminate this Agreement;

2)	The shares of Gameon including Shares are listed in the share exchange market of Japan;

3)	Webzen fails to be a shareholder of Gameon by the next day after the payment date has passed; or

4)	Webzen is no longer a shareholder of Gameon.

Article 13.    Expenses

1.	Gameon shall bear stamp taxes or other charges (excluding the taxes imposed in connection with income of Webzen) imposed and payable in connection with the execution of this Agreement, issuance of the Shares, and payment of dividends for the Shares.

2.	Unless otherwise expressly provided in paragraph 1 above and in this Agreement, each party shall bear its own expenses (including the compensation to third parties such as attorneys and accountants) incurred in connection with negotiation for, drafting of, execution of and performance of the obligation under this Agreement. Provided that this Article does not apply to expenses, when either party demands the other party damages or compensation for the other party’s non-performance of the obligations hereunder.

Article 14. Governing Laws and Jurisdiction

1.	All rights and obligations of the parties hereto, arising under and relating to this Agreement, shall be governed by the laws of Japan and the Tokyo District Court shall have an exclusive jurisdiction for the first instance over the lawsuits brought hereunder.

2.	When there are conflicts in interpreting the provisions between the Korean version of Agreement and Japanese version of Agreement, the Agreement written in Japanese language shall prevail.

IN WITNESS WHEREOF, the parties hereto have drafted and executed the Agreement, two (2) copies in Korean language and two (2) copies in Japanese language, for each party to keep one (1) copy each of the Agreement.

Date: December 24, 2003

GAMEON CO., LTD.

1-4-12, Shibuya, Shibuya-ku, Tokyo, Japan

Representative Director                Jong Shin Kim [Seal]

WEBZEN INC.

6th Fl. Daelim Acrotel,

467-6 Dogok-dong, Kangnam-gu, Seoul, Korea

Representative Director                Nam Ju Kim [Seal]